UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 22, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Rio de Janeiro, November 22nd, 2021.

B3 – Brasil, Bolsa, Balcão

Mrs. Ana Lucia Pereira

Superintendence of Listing and Supervision of Issuers (SLS)

c.c.: CVM – Comissão de Valores Mobiliários

Mr. Fernando Soares Vieira – Superintendence of Relations with Companies

Mr. Francisco José Bastos Santos – Superintendence of Market Relations and Intermediaries

Ref.: Ofício B3 nº 1562/2021-SLS

Subject: Request for clarification on atypical oscillation

Dear Sir/Madam,

TIM S.A. (“TIM” or “Company”) clarifies the following, in compliance with Official Letter B3 nº 1562/2021-SLS ("Official Letter"), of November 19th, 2021, issued by the Superintendence of Listing and Supervision of Issuers ("SLS") of B3 - Brasil, Bolsa, Balcão (“B3”), transcribed below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we have requested that you inform by 11/22/2021, if there is any fact that you are aware of that can justify them.

Shares ON
Prices (R$ per share))
Date	Opening	Min.	Max.	Avg.	Last	Oscil. %	Neg.	Quantity	Volume (R$)
05/11/2021	12.50	12.48	13.05	12.84	12.86	4.12	21,304.00	11,852,100.00	152,158,977.00
08/11/2021	12.83	12.68	12.91	12.82	12.81	- 0.38	10,624.00	5,521,200.00	70,781,365.00
09/11/2021	12.90	12.61	12.97	12.85	12.81	-	13,000.00	6,505,200.00	83,604,336.00
10/11/2021	12.98	12.87	13.47	13.16	13.08	2.10	21,903.00	10,999,200.00	144,714,853.00
11/11/2021	13.21	13.05	13.26	13.15	13.16	0.61	10,824.00	5,965,100.00	78,444,353.00
12/11/2021	13.09	12.99	13.29	13.14	13.11	- 0.37	10,748.00	5,218,800.00	68,569,620.00
16/11/2021	12.96	12.86	13.10	12.94	12.95	- 1.22	10,703.00	4,817,400.00	62,360,859.00
17/11/2021	13.00	12.69	13.09	12.80	12.82	- 1.00	12,295.00	4,152,900.00	53,176,566.00
18/11/2021	12.77	12.77	13.00	12.86	12.82	-	8,977.00	3,876,300.00	49,854,970.00
19/11/2021*	13.42	13.20	13.90	13.41	13.43	4.75	14,124.00	10,439,200.00	140,067,788.00

* Updated until 2:17 pm.”

In this regard, the Investor Relations Officer informs that, at the moment, she is not aware of the existence of material facts or acts that could justify an atypical fluctuations in the quotation, in the volume traded and in the number of transactions carried out with its shares.

Nevertheless, in the last few days it was widely reported in the general media that, on November 18th, 2021, the Federal Supreme Court (“STF”), within the scope of the judgment of Extraordinary Appeal 714139/SC, formed majority (6 votes) in favor of the questioning of a National Tax Payer, which may result in the reduction of the ICMS (Goods and Services Circulation Tax) rate. The Judgment is taking place virtually and is expected to be concluded, in case there is no interruption resulting from the due legal process, on the present date (November 22nd, 2021).

The Company understands that the decision is still not definitive, and it is not possible to objectively specify the impact that the ICMS rate reduction will cause on any of its financial indicators, and that the outcome of the process must be awaited, which, with general repercussion, will tend to guide the other judgments that deal with the same theme.

Without any further clarifications, we remain at your disposal to provide any additional information that may be required.

Sincerely,

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 22, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer